SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 200549

FORM 11-K

Annual Report Pursuant to Section 15(d) of the Securities Exchange Act of 1934

[X] Annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934

For the fiscal year ended December 31, 2006

OR

[ ] Transition report pursuant to Section 15(d) of the Securities Exchange Act of 1934

For the period from ________________ to ____________________.

Commission file number 1-6140

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:
   Dillard's, Inc. Investment & Employee Stock Ownership Plan for Full-Time Employees
   Dillard's, Inc. Investment & Employee Stock Ownership Plan for Part-Time Employees

B. Name of issuer of the securities held pursuant of the plan and the address of its principal executive office:

Dillard's, Inc.
1600 Cantrell Road
Little Rock, Arkansas 72201

REQUIRED INFORMATION

1. An audited Statement of Net Assets Available for Benefits as of December 31, 2006 and December 31, 2005 for the Dillard's, Inc. Investment & Employee Stock Ownership Plan for Full-Time Employees, prepared in accordance with the financial reporting requirements of ERISA is attached.

2. An audited Statement of Changes in Net Assets Available for Benefits for each of the years ended December 31, 2006 and December 31, 2005 for the Dillard's, Inc. Investment & Employee Stock Ownership Plan for Full-Time Employees, prepared in accordance with the financial reporting requirements of ERISA is attached.

3. An audited Statement of Net Assets Available for Benefits as of December 31, 2006 and December 31, 2005 for the Dillard's, Inc. Investment & Employee Stock Ownership Plan for Part-Time Employees, prepared in accordance with the financial reporting requirements of ERISA is attached.

4. An audited Statement of Changes in Net Assets Available for Benefits for each of the years ended December 31, 2006 and December 31, 2005 for the Dillard's, Inc. Investment & Employee Stock Ownership Plan for Part-Time Employees, prepared in accordance with the financial reporting requirements of ERISA is attached.

Exhibits

23.1 Consent of Deloitte & Touche LLP.

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Dillard's, Inc. Investment & Employee Stock Ownership Plan for Full-Time Employees
Dillard's, Inc. Investment & Employee Stock Ownership Plan for Part-Time Employees

Date: June 27, 2007

Phillip R. Watts
Secretary, Administrative Committee

Dillard's, Inc. Investment & Employee Stock Ownership Plan for Full-Time Employees

Plan No. 111

Financial Statements for the Years Ended December 31, 2006 and 2005, Supplemental Schedule As of December 31, 2006, and Report of Independent Registered Public Accounting Firm

DILLARD'S, INC. INVESTMENT & EMPLOYEE STOCK OWNERSHIP PLAN FOR FULL-TIME EMPLOYEES

TABLE OF CONTENTS

NOTE: The accompanying financial statements have been prepared for the purpose of filing with the Department of Labor's Form 5500. Supplemental schedules required by 29 CFR 2520.103-10 of the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974, other than the schedule listed above, are omitted because of the absence of the conditions under which they are required.

Deloitte.

Deloitte & Touche LLP
JPMorgan Chase Tower
2200 Ross Avenue, Suite 1600
Dallas, TX 75201-6778
USA

Tel: +1 214 840 7000
www.deloitte.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Plan Sponsor and Participants of
Dillard's, Inc. Investment & Employee Stock Ownership Plan for Full-Time Employees:

We have audited the accompanying statements of net assets available for benefits of the Dillard's, Inc. Investment & Employee Stock Ownership Plan for Full-Time-Employees (the "Plan") as of December 31, 2006 and 2005, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2006 and 2005, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

As discussed in Note 2 to the financial statements, in 2006 the Plan changed its method of accounting for investments in collective funds which hold investment contracts due to the adoption of Financial Accounting Standards Board Staff Position, FSP AAG INV-1 and SOP 94-4-1, *Reporting of Fully Benefit-Responsive Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans* and, retrospectively, adjusted the statement of net assets available for benefits as of December 31, 2005.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying Schedule H, Part IV, Line 4i - Supplemental Schedule of Assets (Held at End of Year) is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The schedule is the responsibility of the Plan's management. Such supplemental schedule has been subjected to the auditing procedures applied in our audits of the basic financial statements and, in our opinion, is fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.

Deloitte & Touche LLP

June 26, 2007

DILLARD'S, INC. INVESTMENT & EMPLOYEE STOCK OWNERSHIP PLAN FOR FULL-TIME EMPLOYEES

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS DECEMBER 31, 2006 AND 2005

	2006	2005
ASSETS		
INVESTMENT IN MASTER TRUST (Note 4)	$550,743,726	$459,996,282
INVESTMENT – PARTICIPANT LOANS	10,780,856	9,623,206
Total investments	561,524,582	469,619,488
RECEIVABLES:		
Employer contributions	339,656	210,290
Participant contributions	353,549	345,676
Total receivables	693,205	555,966
Total assets	562,217,787	470,175,454
LIABILITIES		
Excess contributions refundable	(1,629,945)	(1,172,852)
NET ASSETS AVAILABLE AT FAIR VALUE	$560,587,842	$469,002,602
Adjustments from fair value to contract value for funds invested in fully benefit-responsive investment contracts	1,275,031	1,332,608
NET ASSETS AVAILABLE FOR BENEFITS	$561,862,873	$470,335,210

See Notes to Financial Statements.

DILLARD'S, INC. INVESTMENT & EMPLOYEE STOCK OWNERSHIP PLAN FOR FULL-TIME EMPLOYEES

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS YEARS ENDED DECEMBER 31, 2006 AND 2005

	2006	2005
ADDITIONS:		
Net increase (decrease) in Plan assets from investment activities of the Master Trust	$125,917,030	($12,370,153)
Participant loan interest	697,609	532,799
Net investment income (loss)	126,614,639	(11,837,354)
Contributions:		
Participant	18,202,256	18,016,179
Employer	11,481,346	10,840,251
Total contributions	29,683,602	28,856,430
Total additions	156,298,241	17,019,076
DEDUCTIONS:		
Distributions to participants	(65,861,330)	(45,782,874)
Deemed distributions	(193,355)	(763,284)
Corrective distributions	(1,629,945)	(1,172,852)
Total deductions	(67,684,630)	(47,719,010)
Net transfers from Dillard's, Inc. Investment & Employee Stock Ownership Plan for Part-Time Employees	2,914,052	1,277,687
Net increase (decrease) in net assets available for benefits	91,527,663	(29,422,247)
NET ASSETS AVAILABLE FOR BENEFITS, BEGINNING OF YEAR	470,335,210	499,757,457
NET ASSETS AVAILABLE FOR BENEFITS, END OF YEAR	$561,862,873	470,335,210

See Notes to Financial Statements.

1. DESCRIPTION OF PLAN

The following description of the Dillard's, Inc. Investment & Employee Stock Ownership Plan for Full-Time Employees (the "Plan") provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan's provisions.

General - The Plan is a defined contribution plan covering salaried and certain hourly employees of Dillard's, Inc. and participating subsidiaries (collectively, the "Company") upon employment, if the employee's base hourly rate is equal to or greater than an established rate as of the beginning of the Plan year ($8.80 as of both January 1, 2006 and 2005) and the employee is not covered by a collective bargaining agreement. The Plan was established under Section 401(a) of the Internal Revenue Code and is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended ("ERISA"). Effective January 1, 2005, the Plan was amended and restated to incorporate various amendments made throughout the years and to conform to current regulations as required. The Plan was subsequently amended on December 27, 2005 and December 22, 2006 to conform to regulations issued during the 2005 and 2006 plan years.

PAYSOP/Profit Sharing accounts, Basic Pre-Tax and After-Tax accounts, Voluntary Pre-Tax accounts, Post-2000 Dividend accounts and all Employer Matching and Stock Bonus accounts are intended to constitute an employee stock ownership plan ("ESOP") as described in Section 4975 of the Internal Revenue Code. All other accounts are non-ESOP.

Contributions - Participants in the Plan may elect to contribute on a pretax basis a minimum of 1% to a maximum of 20% of their compensation (in increments of one percentage point) to statutory maximums. Plan contributions include the following:

Basic Salary Deferral Contributions – Participants may elect to make Basic Salary Deferral Contributions, which are salary deferral contributions that participants invest in Dillard's, Inc. common stock, of up to five percent of participants' compensation. For each participant age 21 or older with at least 1,000 hours of service within twelve months or any calendar year thereafter, Basic Salary Deferral Contributions are 100 percent matched by the Company. Company matching contributions are also invested in Dillard's, Inc. common stock.

Voluntary Salary Deferral Contributions – Participants may elect to make Voluntary Salary Deferral Contributions, which are salary deferral contributions that participants direct to be invested in various investment options. Participants are not required to make Basic Salary Deferral Contributions before they can make a Voluntary Salary Deferral Contribution. The Company does not match Voluntary Salary Deferral Contributions. Eligible employees may make Voluntary Salary Deferral Contributions as soon as administratively feasible without meeting any age or service requirements.

Voluntary Catch-Up Salary Deferral Contributions – Voluntary Catch-Up Salary Deferral Contributions may only be made by participants who are age 50 or older by the end of the Plan year and may not exceed the Maximum Catch-Up Pre-Tax Dollar Limit. The Company does not match Voluntary Catch-Up Salary Deferral Contributions.

Basic After-Tax and Voluntary After-Tax Contributions – If Voluntary Salary Deferral Contributions and/or Basic Salary Deferral Contributions exceed the maximum pre-tax contributions statutory dollar limit, then Voluntary and Basic contributions will continue for the rest of the plan year on an after-tax basis as Voluntary and Basic After-Tax Contributions. If Basic Salary Deferral Contributions are being made, participants will continue to receive matching contributions on their Basic After-Tax Contributions.

Rollover Contributions – Eligible employees may make Rollover Contributions to the Plan of funds distributed to them from another qualified retirement plan or from an IRA.

Investment Options – Participants may direct the investment of both Voluntary pretax and after-tax contributions and rollover contributions into a variety of investments offered under the Plan. The following funds were the investment options available in the Plan: Dillard's, Inc. Common Stock Fund, Merrill Lynch Equity Index Fund, Merrill Lynch Retirement Preservation Trust, Oppenheimer International Growth Fund, PIMCO Total Return Bond Fund, Blackrock Aurora Fund, MFS Total Return Fund, Alger Midcap Growth Institutional Fund, American Funds Amcap Fund, American Funds Washington Mutual Fund, Lord Abbett Mid-cap Value Fund, Managers Special Equity Fund, Blackrock U.S. Government Fund, and the Templeton Foreign Fund. On July 1, 2005, the Merrill Lynch Retirement Preservation Trust replaced the Dillard's Capital Preservation Fund as a fund option. On September 30, 2006 Blackrock Basic Value Fund took the place of the Merrill Lynch Basic Value Fund and on October 13, 2006 Blackrock U.S. Government Fund took the place of the Merrill Lynch U.S. Government Mortgage Fund. If contributions are not directed among the available investment options offered by the Plan, then the contributions will be automatically invested in the Merrill Lynch Retirement Preservation Trust.

Participant Accounts - Each participant's account is credited with the participant's contributions and with an allocation of the Company's contribution and Plan earnings, and is charged with an allocation of administrative expenses. Allocations are based on participant earnings, account balances, or allocated pro rata per number of accounts depending on the type of income or expense. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested portion of their account.

Vesting - Participants are immediately vested in their Basic contributions, Voluntary contributions, Post-2000 Dividend Account, PAYSOP-Profit Sharing Account, Employee Rollover Account and Prior Plan Employee Pre-Tax Account plus earnings thereon. Vesting in the Company's contribution portion of their accounts plus earnings thereon is based on years of service. Matching contributions made after December 31, 2001 to the Post-2001 Employer Match Account vest according to a graduated schedule. These matching contributions vest at a rate of 20% per year of service, beginning after 2 years of service, with 100% vesting after a participant completes six or more years of service. The Employer Match 1990-2001 Account, Employer Match Pre-1990 Account and Employer Stock Bonus Account become 100% vested after a participant completes five or more years of service. Nonvested balances are forfeited upon termination of service and are used to reduce the amount of the Company's future contributions to the Plan.

Payment of Benefits – Upon termination of service, a participant may receive a lump-sum payment of their Voluntary, Basic, and Rollover contributions plus the earnings thereon. The vested portion of the Company matching contributions plus the earnings thereon are available for lump sum payment the earlier of the five-year anniversary of termination or upon reaching the normal retirement age of 65. Amounts allocated to accounts of persons who have elected to withdraw from the Plan but have not yet been paid were $783,284 and $258,692 at December 31, 2006 and 2005, respectively.

Withdrawals Prior to Termination – At any time a participant may withdraw all or a portion of their Voluntary After-Tax Account, Match Account related to match contributions made by Mercantile Company and certain Employee Rollover Accounts, as defined by the Plan. Upon attainment of age 59 ½ a participant may withdraw all or a portion of the balances of their Prior Plan Employee Pre-Tax Account and any Employee Rollover Accounts. Upon attainment of age 70 ½, a participant may withdraw all of their vested accounts.

Administrative Expenses – Substantially all administrative costs are borne by the Plan and are included within activity of the master trust.

Plan Termination – Although the Company has not expressed an intention to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan, subject to the provisions of ERISA. In the event of Plan termination, participants become 100% vested in their accounts.

Participant Loans – In cases of immediate and heavy financial hardship, participants may borrow from their vested account balance a minimum of $1,000 up to a maximum of the lesser of $50,000 or 50% of their vested account balance. Loan transactions are treated as transfers between the investment fund(s) and the loan fund. Loan terms range from one to five years or up to ten years for the purchase of a primary residence. The loans are secured by the balance in the participant's account and bear interest at a rate commensurate with prevailing interest rates charged by persons in the business of lending money for loans, which would be made under similar circumstances. Principal and interest is paid ratably over the length of the loan through weekly payroll deductions.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting - The financial statements of the Plan are prepared under the accrual method of accounting.

Adoption of New Accounting Guidance – The financial statements reflect the retroactive adoption of Financial Accounting Standards Board Staff Position, FSP AAG INV-1 and SOP 94-4-1, *Reporting of Fully Benefit-Responsive Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans* (the "FSP"). As required by the FSP, the statements of net assets available for benefits present the common collective trust fund with underlying investments in investment contracts at fair value as well as an additional line item showing an adjustment of fully benefit-responsive investment contracts from fair value to contract value. The statement of changes in net assets available for benefit is presented on a contract value basis and was not affected by the adoption of the FSP. The retroactive adoption of the FSP did not impact the amount of net assets available for benefits at December 31, 2005.

Use of Estimates - The preparation of the Plan's financial statements, in conformity with accounting principles generally accepted in the United States of America, requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of additions to and deductions from net assets for the period. Actual results could differ from those estimates.

Concentration of Credit Risk - The Plan utilizes various investment instruments. Investment securities, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such change could materially affect the amounts reported in the statements of net assets available for benefits.

Investment Valuation - The Plan's investments are held by Merrill Lynch Trust Company, FSB (the "Trustee") and consist of investments in Dillard's, Inc. common stock, mutual funds, commingled collective trust funds, and participant loans. Investments in the Dillard's stock, mutual funds and commingled collective trust funds are presented at fair value, which is determined to be the quoted market price for Dillard's stock, the net asset value of the mutual funds and commingled collective trust fund values estimated based on the market value of the underlying securities. The fair value of the common collective trust funds with underlying investments in benefit-responsive investment contracts is estimated based on the fair value of the underlying investments and then adjusted by the issuer to contract value. Individual participant accounts invested in the common collective trust funds are maintained on a unit value basis. Participants do not have a beneficial ownership in specific underlying securities or other assets in the various funds, but have an interest therein represented by units valued as of the last business day of the period. The funds' earnings, such as dividends and interest, are automatically reinvested in additional units. Generally, contributions to and withdrawal payments from each fund are converted to units by dividing the amounts of such transactions by the unit values as last determined, and the participants' accounts are charged or credited with the number of units properly attributable to each participant. Participant loans are valued at cost, which approximates fair value.

The Retirement Preservation Trust (RPT) is a trust for the collective investment of assets of qualified plans. The fund may invest in insurance investment contracts, money market funds and debt securities. Participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment at contract value. Contract value represents contributions made to the fund, plus earnings, less participant withdrawals.

The average yield earned by the RPT based on actual earnings was approximately 5.57% and 5.27% at December 31, 2006 and 2005, respectively. The average yield earned by the RPT with an adjustment to reflect the actual interest rate credited to participants was approximately 4.95% and 4.72% at December 31, 2006 and 2005, respectively.

Purchases and sales are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

Payment of Benefits – Benefits are recorded when paid.

3. RELATED PARTY TRANSACTIONS

Certain plan investments such as the common/collective trust fund and shares of mutual funds are managed by Merrill Lynch affiliates, Merrill Lynch Bank USA, Fund Asset Management, L.P., and Merrill Lynch Investment Managers, L.P. Merrill Lynch Retirement Services Group performs record keeping responsibilities for the Plan and Merrill Lynch Bank and Trust Company is the Plan trustee.

4. TAX STATUS

The Plan obtained its latest determination letter on September 5, 2003, in which the Internal Revenue Service stated that, the Plan and related Trust, as then designed, were in compliance with the applicable requirements of the Internal Revenue Code and therefore were qualified and exempt from tax. The Plan has been amended since receiving the determination letter; however, the Plan administrator believes that the Plan and related Trust are currently designed and being operated in compliance with the applicable requirements of the Internal Revenue Code. On January 31, 2007 Dillard's, Inc. filed for a new determination letter with the Internal Revenue Service, and no response has been received from the Internal Revenue Service as of the filing of this report.

5. MASTER TRUST FINANCIAL INFORMATION

The Plan participates in a trust ("Master Trust") which holds substantially all of the investment assets of the Plan and of the Dillard's, Inc. Investment & Employee Stock Ownership Plan for Part-Time Employees for the investment and administrative purposes of these plans. Use of the Master Trust permits the commingling of the Plan's assets with the assets of the Dillard's, Inc. Investment & Employee Stock Ownership Plan for Part-Time Employees for investment and administrative purposes. Although assets of both plans are commingled in the Master Trust, the Trustee maintains supporting records for the purpose of allocating net gain or loss of the investment account to the participating plans based on the investment of the account balances of the respective plan's participants.

Information about the net assets and the significant components of the changes in net assets relating to the Master Trust nonparticipant-directed investments is as follows:

	Years Ended December 31,	
	2006	**2005**
Net assets:		
Dillard's, Inc. common stock	$233,433,939	$166,356,625
Change in net assets:		
Net appreciation (depreciation)	$67,730,761	($13,105,386)
Dividends	1,067,601	1,051,096
Contributions	12,279,091	12,339,342
Benefits paid to participants	(12,083,232)	(7,921,920)
Transfers to participant directed investments	(1,843,126)	(1,573,269)
Forfeitures	(144,241)	(74,931)
Administrative expenses	(48,820)	(44,385)
Other	119,279	85,300
Increase (decrease) in non-participant directed investments	$67,077,313	($9,244,153)

At December 31, 2006 and 2005, the net assets and investment activities of the Master Trust are as follows:

Net Assets in Master Trust

	December 31, 2006	December 31, 2005
Investments at fair value as determined by quoted market price –		
Stocks:		
Dillard's, Inc. Class A common stock	$175,964,196	$131,994,785
Dillard's, Inc. Class A common stock *	233,433,939	166,356,625
Mutual Funds:		
Blackrock Basic Value Fund	5,437,093	0
Merrill Lynch Basic Value Fund	0	5,432,893
MFS Massachusetts Investors Growth Fund	44,865,265	53,411,765
MFS Total Return Fund	21,942,693	24,187,675
Oppenheimer International Growth Fund	5,462,005	3,004,054
PIMCO Total Return Fund	8,768,984	9,658,585
Blackrock Aurora Portfolio Fund	4,522,968	4,490,801
Alger Midcap Growth Institutional Fund	2,363,478	1,707,106
American Funds Amcap Fund	7,206,487	6,170,794
American Funds Washington Mutual Fund	5,250,758	4,200,985
Lord Abbett Mid-cap Value Fund	3,327,867	3,008,385
Managers Special Equity Fund	2,923,824	2,713,247
Blackrock U.S. Government Fund	1,850,404	0
Merrill Lynch U.S. Government Mortgage Fund	0	1,545,741
Templeton Foreign Fund	4,788,260	4,523,980
Investments at estimated fair value –		
Common Collective Trust Funds:		
Merrill Lynch Retirement Preservation Trust	74,063,962	82,973,045
Merrill Lynch Equity Index Fund	3,914,159	5,323,580
Total investments at estimated fair value	606,086,342	510,704,046
Receivables:		
Accrued interest & dividends	718,598	765,670
Pending settlement	22,814	28,548
Total receivables	741,412	794,218
Cash	819,436	427,397
Net assets in Master Trust, at fair value	$607,647,190	$511,925,661
Adjustment from fair value to contract value for fully benefit-responsive investment contracts	1,406,698	1,482,982
Net assets in Master Trust, at contract value	$609,053,888	$513,408,643
Plan's interest in Master Trust net assets, at fair value	$550,743,726	$459,996,282
Plan's percentage interest in Master Trust net assets at fair value	91%	90%

*Non-participant directed investment

Master Trust Investment Activities

	Years Ended December 31, 2006	2005
Investment income:		
Interest	$42,951	$1,968,212
Dividends	10,964,135	8,301,724
Net change in market value of Dillard's, Inc. common stock	119,984,035	(24,145,310)
Net investment income from common/collective trusts	648,430	239,417
Net investment income from registered investment companies	6,064,781	540,263
	$137,704,332	($13,095,694)
Administrative expenses	(389,163)	(390,183)
Other	(11,462)	83,228
	(400,625)	(306,955)
Net increase (decrease) in Master Trust net assets derived from investment activities	$137,303,707	($13,402,649)
Plan's interest in Master Trust investment activities	$125,917,030	($12,370,153)

6. RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

The following is a reconciliation of net assets available for benefits per the financial statements to the amounts reflected in the Form 5500 as of December 31, 2006:

	2006
Net assets available for benefits per the financial statements	$561,862,873
Adjustment from contract value to fair value for fully benefit-responsive investment contracts	(1,275,031)
Net assets available for benefits per the Form 5500	$560,587,842

The following is a reconciliation of the net increase in assets before transfers-in per the financial statements to the amounts reflected in the Form 5500 as of December 31, 2006:

	2006
Net increase in assets before transfers-in per the financial statements	$88,613,611
Adjustment from contract value to fair value for fully benefit-responsive investment contracts	(1,275,031)
Net increase in assets before transfers-in per Form 5500	$87,338,580

7. SUBSEQUENT EVENTS

Effective January 1, 2007, the Plan was amended to comply with the Pension Protection Act of 2006 ("PPA"). In accordance with PPA the Plan was amended to allow participants to diversify all of their employee contributions and earnings thereon. Participants that meet certain service requirements are allowed to diversify a portion of their employer matching contributions and earnings thereon. Participants that meet certain age and service requirements are allowed to diversify all of their employer matching contributions and earnings thereon.

In February, 2007 the mutual fund investments in the Plan were moved into Institutional Share classes where such share class was available. This share class typically carries a lower expense ratio thereby lowering the cost to the participant.

In April, 2007 the Administrative Committee ("the Committee") of the Plan, through Merrill Lynch's MenuAdvisor service, retained an independent investment advisor, The Newport Group, to (1) recommend mutual funds to be included in the Plan's investment menu, (2) monitor the performance of those funds against certain pre-determined standards, and (3) recommend the removal of funds from the investment menu and the replacement of these funds by alternative funds if the advisor determines that the funds to be removed are not performing in accordance with the pre-determined standards. Effective June 20, 2007 the new investment menu recommended by The Newport Group will comprise the mutual fund lineup of the Plan.

* * * * * *

DILLARD'S, INC. INVESTMENT & EMPLOYEE STOCK OWNERSHIP PLAN FOR FULL-TIME EMPLOYEES

SCHEDULE H, PART IV, LINE 4i –
SUPPLEMENTAL SCHEDULE OF ASSETS (HELD AT END OF YEAR)
DECEMBER 31, 2006

Description of investment including maturity date, rate of interest, collateral, par, or maturity value	Current value
*Participant loans with interest rates of 5.0% to 10.5% and maturity dates from January 1, 2007 to November 28, 2016	$10,780,856

See accompanying report of independent registered public accounting firm.

*Party-in-interest.

Dillard's, Inc. Investment & Employee Stock Ownership Plan for Part-Time Employees

Plan No. 113

Financial Statements for the Years Ended December 31, 2006 and 2005, Supplemental Schedule As of December 31, 2006, and Report of Independent Registered Public Accounting Firm

DILLARD'S, INC. INVESTMENT & EMPLOYEE STOCK OWNERSHIP PLAN FOR PART-TIME EMPLOYEES

TABLE OF CONTENTS

NOTE: The accompanying financial statements have been prepared for the purpose of filing with the Department of Labor's Form 5500. Supplemental schedules required by 29 CFR 2520.103-10 of the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974, other than the schedule listed above, are omitted because of the absence of the conditions under which they are required.

Deloitte.

Deloitte & Touche LLP
JPMorgan Chase Tower
2200 Ross Avenue, Suite 1600
Dallas, TX 75201-6778
USA
Tel: +1 214 840 7000
www.deloitte.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Plan Sponsor and Participants of
Dillard's, Inc. Investment & Employee Stock Ownership Plan for Part-Time Employees:

We have audited the accompanying statements of net assets available for benefits of the Dillard's, Inc. Investment & Employee Stock Ownership Plan for Part-Time-Employees (the "Plan") as of December 31, 2006 and 2005, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2006 and 2005, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

As discussed in Note 2 to the financial statements, in 2006 the Plan changed its method of accounting for investments in collective funds which hold investment contracts due to the adoption of Financial Accounting Standards Board Staff Position, FSP AAG INV-1 and SOP 94-4-1, *Reporting of Fully Benefit-Responsive Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans* and, retrospectively, adjusted the statement of net assets available for benefits as of December 31, 2005.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying Schedule H, Part IV, Line 4i - Supplemental Schedule of Assets (Held at End of Year) is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The schedule is the responsibility of the Plan's management. Such supplemental schedule has been subjected to the auditing procedures applied in our audits of the basic financial statements and, in our opinion, is fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.

Deloitte & Touche LLP

June 26, 2007

DILLARD'S, INC. INVESTMENT & EMPLOYEE STOCK OWNERSHIP PLAN FOR PART-TIME EMPLOYEES

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS DECEMBER 31, 2006 AND 2005

	2006	2005
ASSETS		
INVESTMENT IN MASTER TRUST (Note 4)	$56,903,464	$51,929,379
INVESTMENT – PARTICIPANT LOANS	803,252	941,528
Total investments	57,706,716	52,870,907
RECEIVABLES:		
Employer contributions	17,400	20,737
Participant contributions	33,016	41,111
Total receivables	50,416	61,848
NET ASSETS AVAILABLE AT FAIR VALUE	$57,757,132	$52,932,755
Adjustments from fair value to contract value for funds invested in fully benefit-responsive investment contracts	$131,667	$150,374
NET ASSETS AVAILABLE FOR BENEFITS	$57,888,799	$53,083,129

See Notes to Financial Statements.

DILLARD'S, INC. INVESTMENT & EMPLOYEE STOCK OWNERSHIP PLAN FOR PART-TIME EMPLOYEES

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS YEARS ENDED DECEMBER 31, 2006 AND 2005

	2006	2005
ADDITIONS:		
Net increase (decrease) in Plan assets from investment activities of the Master Trust	$11,386,677	($1,032,496)
Participant loan interest	53,252	49,308
Net investment income (loss)	11,439,929	(983,188)
Contributions:		
Participant	1,776,630	2,275,420
Employer	923,487	1,134,973
Total contributions	2,700,117	3,410,393
Total additions	14,140,046	2,427,205
DEDUCTIONS:		
Distributions to participants	(6,384,399)	(8,363,430)
Deemed distributions	(35,925)	(121,711)
Total deductions	(6,420,324)	(8,485,141)
Net transfers to Dillard's, Inc. Investment & Employee Stock Ownership Plan for Full-Time Employees	(2,914,052)	(1,277,687)
Net increase (decrease) in net assets available for benefits	4,805,670	(7,335,623)
NET ASSETS AVAILABLE FOR BENEFITS, BEGINNING OF YEAR	53,083,129	60,418,752
NET ASSETS AVAILABLE FOR BENEFITS, END OF YEAR	$57,888,799	$53,083,129

See Notes to Financial Statements.

DILLARD'S, INC. INVESTMENT & EMPLOYEE STOCK OWNERSHIP PLAN FOR PART-TIME EMPLOYEES

NOTES TO FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 2006 AND 2005

1. DESCRIPTION OF PLAN

The following description of the Dillard's, Inc. Investment & Employee Stock Ownership Plan for Part-Time Employees (the "Plan") provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan's provisions.

General - The Plan is a defined contribution plan covering employees of Dillard's, Inc. and participating subsidiaries (collectively, the "Company") upon employment, if the employee's base hourly rate is less than an established rate as of the beginning of the Plan year ($8.80 as of both January 1, 2006 and 2005) and the employee is not covered by a collective bargaining agreement. The Plan was established under Section 401(a) of the Internal Revenue Code and is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended ("ERISA"). Effective January 1, 2005, the Plan was amended and restated to incorporate various amendments made throughout the years and to conform to current regulations as required. The Plan was subsequently amended on December 27, 2005 and December 22, 2006 to conform to regulations issued during the 2005 and 2006 plan years.

PAYSOP/Profit Sharing accounts, Basic Pre-Tax and After-Tax accounts, Voluntary Pre-Tax accounts, Post-2000 Dividend accounts and all Employer Matching and Stock Bonus accounts are intended to constitute an employee stock ownership plan ("ESOP") as described in Section 4975 of the Internal Revenue Code. All other accounts are non-ESOP.

Contributions - Participants in the Plan may elect to contribute on a pretax basis a minimum of 1% to a maximum of 20% of their compensation (in increments of one percentage point) to statutory maximums. Plan contributions include the following:

Basic Salary Deferral Contributions – Participants may elect to make Basic Salary Deferral Contributions, which are salary deferral contributions that participants invest in Dillard's, Inc. common stock, of up to five percent of participants' compensation. For each participant age 21 or older with at least 1,000 hours of service within twelve months or any calendar year thereafter, Basic Salary Deferral Contributions are 100 percent matched by the Company. Company matching contributions are also invested in Dillard's, Inc. common stock.

Voluntary Salary Deferral Contributions – Participants may elect to make Voluntary Salary Deferral Contributions, which are salary deferral contributions that participants direct to be invested in various investment options. Participants are not required to make Basic Salary Deferral Contributions before they can make a Voluntary Salary Deferral Contribution. The Company does not match Voluntary Salary Deferral Contributions. Eligible employees may make Voluntary Salary Deferral Contributions as soon as administratively feasible without meeting any age or service requirements.

Voluntary Catch-Up Salary Deferral Contributions – Voluntary Catch-Up Salary Deferral Contributions may only be made by participants who are age 50 or older by the end of the Plan year and may not exceed the Maximum Catch-Up Pre-Tax Dollar Limit. The Company does not match Voluntary Catch-Up Salary Deferral Contributions.

Basic After-Tax and Voluntary After-Tax Contributions – If Voluntary Salary Deferral Contributions and/or Basic Salary Deferral Contributions exceed the maximum pre-tax contributions statutory dollar limit, then Voluntary and Basic contributions will continue for the rest of the plan year on an after-tax basis as Voluntary and Basic After-Tax Contributions. If Basic Salary Deferral Contributions are being made, participants will continue to receive matching contributions on their Basic After-Tax Contributions.

Rollover Contributions – Eligible employees may make Rollover Contributions to the Plan of funds distributed to them from another qualified retirement plan or from an IRA.

Investment Options – Participants may direct the investment of both Voluntary pretax and after-tax contributions and rollover contributions into a variety of investments offered under the Plan. The following funds were the investment options available in the Plan: Dillard's, Inc. Common Stock Fund, Merrill Lynch Equity Index Fund, Merrill Lynch Retirement Preservation Trust, Oppenheimer International Growth Fund, PIMCO Total Return Bond Fund, Blackrock Aurora Fund, MFS Total Return Fund, Alger Midcap Growth Institutional Fund, American Funds Amcap Fund, American Funds Washington Mutual Fund, Lord Abbett Mid-cap Value Fund, Managers Special Equity Fund, Blackrock U.S. Government Fund, and the Templeton Foreign Fund. On July 1, 2005, the Merrill Lynch Retirement Preservation Trust replaced the Dillard's Capital Preservation Fund as a fund option. On September 30, 2006 Blackrock Basic Value Fund took the place of the Merrill Lynch Basic Value Fund and on October 13, 2006 Blackrock U.S. Government Fund took the place of the Merrill Lynch U.S. Government Mortgage Fund. If contributions are not directed among the available investment options offered by the Plan, then the contributions will be automatically invested in the Merrill Lynch Retirement Preservation Trust.

Participant Accounts - Each participant's account is credited with the participant's contributions and with an allocation of the Company's contribution and Plan earnings, and is charged with an allocation of administrative expenses. Allocations are based on participant earnings, account balances, or allocated pro rata per number of accounts depending on the type of income or expense. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested portion of their account.

Vesting - Participants are immediately vested in their Basic contributions, Voluntary contributions, Post-2000 Dividend Account, PAYSOP-Profit Sharing Account, Employee Rollover Account and Prior Plan Employee Pre-Tax Account plus earnings thereon. Vesting in the Company's contribution portion of their accounts plus earnings thereon is based on years of service. Matching contributions made after December 31, 2001 to the Post-2001 Employer Match Account vest according to a graduated schedule. These matching contributions vest at a rate of 20% per year of service, beginning after 2 years of service, with 100% vesting after a participant completes six or more years of service. The Employer Match 1990-2001 Account, Employer Match Pre-1990 Account and Employer Stock Bonus Account become 100% vested after a participant completes five or more years of service. Nonvested balances are forfeited upon termination of service and are used to reduce the amount of the Company's future contributions to the Plan.

Payment of Benefits – Upon termination of service, a participant may receive a lump-sum payment of their Voluntary, Basic, and Rollover contributions plus the earnings thereon. The vested portion of the Company matching contributions plus the earnings thereon are available for lump-sum payment the earlier of the five-year anniversary of termination or upon reaching the normal retirement age of 65.

Amounts allocated to accounts of persons who have elected to withdraw from the Plan but have not yet been paid were $46,698 and $90,885 at December 31, 2006 and 2005, respectively.

Withdrawals Prior to Termination – At any time a participant may withdraw all or a portion of their Voluntary After-Tax Account, Match Account related to match contributions made by Mercantile Company and certain Employee Rollover Accounts, as defined by the Plan. Upon attainment of age 59 ½ a participant may withdraw all or a portion of the balances of their Prior Plan Employee Pre-Tax Account and any Employee Rollover Accounts. Upon attainment of age 70 ½, a participant may withdraw all of their vested accounts.

Administrative Expenses – Substantially all administrative costs are borne by the Plan and are included within activity of the master trust.

Plan Termination – Although the Company has not expressed an intention to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan, subject to the provisions of ERISA. In the event of Plan termination, participants become 100% vested in their accounts.

Participant Loans – In cases of immediate and heavy financial hardship, participants may borrow from their vested account balance a minimum of $1,000 up to a maximum of the lesser of $50,000 or 50% of their vested account balance. Loan transactions are treated as transfers between the investment fund(s) and the loan fund. Loan terms range from one to five years or up to ten years for the purchase of a primary residence. The loans are secured by the balance in the participant's account and bear interest at a rate commensurate with prevailing interest rates charged by persons in the business of lending money for loans, which would be made under similar circumstances. Principal and interest is paid ratably over the length of the loan through weekly payroll deductions.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting - The financial statements of the Plan are prepared under the accrual method of accounting.

Adoption of New Accounting Guidance – The financial statements reflect the retroactive adoption of Financial Accounting Standards Board Staff Position, FSP AAG INV-1 and SOP 94-4-1, *Reporting of Fully Benefit-Responsive Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans* (the "FSP"). As required by the FSP, the statements of net assets available for benefits present the common collective trust fund with underlying investments in investment contracts at fair value as well as an additional line item showing an adjustment of fully benefit-responsive investment contracts from fair value to contract value. The statement of changes in net assets available for benefit is presented on a contract value basis and was not affected by the adoption of the FSP. The retroactive adoption of the FSP did not impact the amount of net assets available for benefits at December 31, 2005.

Use of Estimates - The preparation of the Plan's financial statements, in conformity with accounting principles generally accepted in the United States of America, requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of additions to and deductions from net assets for the period. Actual results could differ from those estimates.

Concentration of Credit Risk - The Plan utilizes various investment instruments. Investment securities, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such change could materially affect the amounts reported in the statements of net assets available for benefits.

Investment Valuation - The Plan's investments are held by Merrill Lynch Trust Company, FSB (the "Trustee") and consist of investments in Dillard's, Inc. common stock, mutual funds, commingled collective trust funds, and participant loans. Investments in Dillard's stock, mutual funds and commingled collective trust funds are presented at fair value, which is determined to be the quoted market price for Dillard's stock, the net asset value of the mutual funds and commingled collective trust fund values estimated based on the market value of the underlying securities. The fair value of the common collective trust funds with underlying investments in benefit-responsive investment contracts is estimated based on the fair value of the underlying investments and then adjusted by the issuer to contract value. Individual participant accounts invested in the common collective trust funds are maintained on a unit value basis. Participants do not have a beneficial ownership in specific underlying securities or other assets in the various funds, but have an interest therein represented by units valued as of the last business day of the period. The funds' earnings, such as dividends and interest, are automatically reinvested in additional units. Generally, contributions to and withdrawal payments from each fund are converted to units by dividing the amounts of such transactions by the unit values as last determined, and the participants' accounts are charged or credited with the number of units properly attributable to each participant. Participant loans are valued at cost, which approximates fair value.

The Retirement Preservation Trust (RPT) is a trust for the collective investment of assets of qualified plans. The fund may invest in insurance investment contracts, money market funds and debt securities. Participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment at contract value. Contract value represents contributions made to the fund, plus earnings, less participant withdrawals.

The average yield earned by the RPT based on actual earnings was approximately 5.57% and 5.27% at December 31, 2006 and 2005, respectively. The average yield earned by the RPT with an adjustment to reflect the actual interest rate credited to participants was approximately 4.95% and 4.72% at December 31, 2006 and 2005, respectively.

Purchases and sales are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

Payment of Benefits – Benefits are recorded when paid.

3. RELATED PARTY TRANSACTIONS

Certain plan investments such as the common/collective trust fund and shares of mutual funds are managed by Merrill Lynch affiliates, Merrill Lynch Bank USA, Fund Asset Management, L.P., and Merrill Lynch Investment Managers, L.P. Merrill Lynch Retirement Services Group performs record keeping responsibilities for the Plan and Merrill Lynch Bank and Trust Company is the Plan trustee.

4. TAX STATUS

The Plan obtained its latest determination letter on September 5, 2003, in which the Internal Revenue Service stated that, the Plan and related Trust, as then designed, were in compliance with the applicable requirements of the Internal Revenue Code and therefore were qualified and exempt from tax. The Plan has been amended since receiving the determination letter; however, the Plan administrator believes that the Plan and related Trust are currently designed and being operated in compliance with the applicable requirements of the Internal Revenue Code. On January 31, 2007 Dillard's, Inc. filed for a new determination letter with the Internal Revenue Service, and no response has been received from the Internal Revenue Service as of the filing of this report.

5. MASTER TRUST FINANCIAL INFORMATION

The Plan participates in a trust ("Master Trust") which holds substantially all of the investment assets of the Plan and of the Dillard's, Inc. Investment & Employee Stock Ownership Plan for Full-Time Employees for the investment and administrative purposes of these plans. Use of the Master Trust permits the commingling of the Plan's assets with the assets of the Dillard's, Inc. Investment & Employee Stock Ownership Plan for Full-Time Employees for investment and administrative purposes. Although assets of both plans are commingled in the Master Trust, the Trustee maintains supporting records for the purpose of allocating net gain or loss of the investment account to the participating plans based on the investment of the account balances of the respective plan's participants.

Information about the net assets and the significant components of the changes in net assets relating to the Master Trust nonparticipant-directed investments is as follows:

	Years Ended December 31, 2006	2005
Net assets:		
Dillard's, Inc. common stock	$233,433,939	$166,356,625
Change in net assets:		
Net appreciation (depreciation)	$67,730,761	($13,105,386)
Dividends	1,067,601	1,051,096
Contributions	12,279,091	12,339,342
Benefits paid to participants	(12,083,232)	(7,921,920)
Transfers to participant directed investments	(1,843,126)	(1,573,269)
Forfeitures	(144,241)	(74,931)
Administrative expenses	(48,820)	(44,385)
Other	119,279	85,300
Increase (decrease) in non-participant directed investments	$67,077,313	($9,244,153)

At December 31, 2006 and 2005, the net assets and investment activities of the Master Trust are as follows:

Net Assets in Master Trust

	December 31, 2006	December 31, 2005
Investments at fair value as determined by quoted market price –		
Stocks:		
Dillard's, Inc. Class A common stock	$175,964,196	$131,994,785
Dillard's, Inc. Class A common stock *	233,433,939	166,356,625
Mutual Funds:		
Blackrock Basic Value Fund	5,437,093	0
Merrill Lynch Basic Value Fund	0	5,432,893
MFS Massachusetts Investors Growth Fund	44,865,265	53,411,765
MFS Total Return Fund	21,942,693	24,187,675
Oppenheimer International Growth Fund	5,462,005	3,004,054
PIMCO Total Return Fund	8,768,984	9,658,585
Blackrock Aurora Portfolio Fund	4,522,968	4,490,801
Alger Midcap Growth Institutional Fund	2,363,478	1,707,106
American Funds Amcap Fund	7,206,487	6,170,794
American Funds Washington Mutual Fund	5,250,758	4,200,985
Lord Abbett Mid-cap Value Fund	3,327,867	3,008,385
Managers Special Equity Fund	2,923,824	2,713,247
Blackrock U.S. Government Fund	1,850,404	0
Merrill Lynch U.S. Government Mortgage Fund	0	1,545,741
Templeton Foreign Fund	4,788,260	4,523,980
Investments at estimated fair value –		
Common Collective Trust Funds:		
Merrill Lynch Retirement Preservation Trust	74,063,962	82,973,045
Merrill Lynch Equity Index Fund	3,914,159	5,323,580
Total investments at estimated fair value	606,086,342	510,704,046
Receivables:		
Accrued interest & dividends	718,598	765,670
Pending settlement	22,814	28,548
Total receivables	741,412	794,218
Cash	819,436	427,397
Net assets in Master Trust, at fair value	$607,647,190	$511,925,661
Adjustment from fair value to contract value for fully benefit-responsive investment contracts	1,406,698	1,482,982
Net assets in Master Trust, at contract value	$609,053,888	$513,408,643
Plan's interest in Master Trust net assets, at fair value	$56,903,464	$51,929,379
Plan's percentage interest in Master Trust net assets at fair value	9%	10%

*Non-participant directed investment

Master Trust Investment Activities

	Years Ended December 31, 2006	2005
Investment income:		
Interest	$42,951	$1,968,212
Dividends	10,964,135	8,301,724
Net change in market value of Dillard's, Inc. common stock	119,984,035	(24,145,310)
Net investment income from common/collective trusts	648,430	239,417
Net investment income from registered investment companies	6,064,781	540,263
	$137,704,332	($13,095,694)
Administrative expenses	(389,163)	(390,183)
Other	(11,462)	83,228
	(400,625)	(306,955)
Net increase (decrease) in Master Trust net assets derived from investment activities	$137,303,707	($13,402,649)
Plan's interest in Master Trust investment activities	$11,386,677	($1,032,496)

6. RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

The following is a reconciliation of net assets available for benefits per the financial statements to the amounts reflected in the Form 5500 as of December 31, 2006:

	2006
Net assets available for benefits per the financial statements	$57,888,799
Adjustment from contract value to fair value for fully benefit-responsive investment contracts	(131,667)
Net assets available for benefits per the Form 5500	$57,757,132

The following is a reconciliation of the net increase in assets before transfers-in per the financial statements to the amounts reflected in the Form 5500 as of December 31, 2006:

	2006
Net increase in assets before transfers-in per the financial statements	$7,719,722
Adjustment from contract value to fair value for fully benefit-responsive investment contracts	(131,667)
Net increase in assets before transfers-in per Form 5500	$7,588,055

7. SUBSEQUENT EVENTS

Effective January 1, 2007, the Plan was amended to comply with the Pension Protection Act of 2006 ("PPA"). In accordance with PPA the Plan was amended to allow participants to diversify all of their employee contributions and earnings thereon. Participants that meet certain service requirements are allowed to diversify a portion of their employer matching contributions and earnings thereon. Participants that meet certain age and service requirements are allowed to diversify all of their employer matching contributions and earnings thereon.

In February, 2007 the mutual fund investments in the Plan were moved into Institutional Share classes where such share class was available. This share class typically carries a lower expense ratio thereby lowering the cost to the participant.

In April, 2007 the Administrative Committee ("the Committee") of the Plan, through Merrill Lynch's MenuAdvisor service, retained an independent investment advisor, The Newport Group, to (1) recommend mutual funds to be included in the Plan's investment menu, (2) monitor the performance of those funds against certain pre-determined standards, and (3) recommend the removal of funds from the investment menu and the replacement of these funds by alternative funds if the advisor determines that the funds to be removed are not performing in accordance with the pre-determined standards. Effective June 20, 2007 the new investment menu recommended by The Newport Group will comprise the mutual fund lineup of the Plan.

******

DILLARD'S, INC. INVESTMENT & EMPLOYEE STOCK OWNERSHIP PLAN FOR PART-TIME EMPLOYEES

SCHEDULE H, PART IV, LINE 4i –
SUPPLEMENTAL SCHEDULE OF ASSETS (HELD AT END OF YEAR)
DECEMBER 31, 2006

Description of investment including maturity date, rate of interest, collateral , par, or maturity value	Current value
*Participant loans with interest rates of 5.0% to 9.25% and maturity dates from January 9, 2007 to August 2, 2016	$803,252

See accompanying report of independent registered public accounting firm.

*Party-in-interest.

Exhibit 23.1

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in Registration Statement No. 33-42553 of Dillard's, Inc. on Form S-8 of our reports dated June 26, 2007, appearing in this Annual Report on Form 11-K of the Dillard's, Inc. Investment & Employee Stock Ownership Plan for Full-Time Employees and Dillard's, Inc. Investment & Employee Stock Ownership Plan for Part-Time Employees, in each case for the year ended December 31, 2006.

Deloitte & Touche LLP

Dallas, Texas
June 26, 2007

END